Exhibit 3(i)

Gary Chinery Vice President and Treasurer (212) 916-4288 Fax (212) 916-4699

December 3, 2007

Via Hand Delivery

Ms. Ethel Davis
Vice President
Bank of New York Mellon Co.
One Wall Street, 14th Floor
New York, NY 10286

Re:	Notice of Termination of Custodial Services Agreements for College
Retirement Equities Fund (“CREF”)

Dear Ms. Davis:

           We hereby provide written notice to Bank of New York Mellon Co. of the intention of CREF to terminate the following Custodial Services Agreements (each, a “Custody Agreement”) with Bank of New York Mellon Co. on or before the close of business on March 31, 2008:

	Custody	Pursuant to
	Agreement	Agreement	Date
Account	Date	Section	Assigned

College Retirement Equities Fund	3/03/88	11	1 /29/96
Bond Market	3/01/90	22	1/29/96
Social Choice	11/1/94	22	1/29/96
Inflation Linked Bond	1/13/97	22	N/A

           Pursuant to the terms of the Sections of the Custody Agreements specified above, we will arrange for your receipt shortly hereafter of a certified copy of the vote by the Board of Trustees of CREF that designates State Street Bank and Trust Company as successor custodian (the “Successor Custodian”) to whom Bank of New York Mellon Co. shall deliver the assets (the “Assets”) in the above referenced accounts (“Accounts”).

www.tiaa-cref.org	730 Third Avenue, New York, NY 10017-3206

           Our current plan is to transition custody of the Assets of the Accounts to the Successor Custodian on February 1, 2008. We request your good faith cooperation in assisting us to timely and effectively transition custody of the Assets to the Successor Custodian in accordance with the above dates.

          Please do not hesitate to call me should you have any questions.

Sincerely, Gary Chinery Vice President and Treasurer

Acknowledge Receipt:
Name (print):	Ethel Davis